

April 15, 2022

Charles J. Follini
Chief Executive Officer
NOYACK Logistics Income REIT II, Inc.
33 Flying Point Road
Southampton, NY 11968

>   **Re: NOYACK Logistics Income REIT II, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed April 5, 2022**
>   **File No. 024-11850**

Dear Mr. Follini:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2022 letter.

Offering Statement on Form 1-A Filed April 5, 2022

General

1. We partially reissue comment 1. We note that this offering includes a minimum offering feature with subsequent quarterly closings and that the company may reject subscriptions for any reason. As it appears you will process subscription requests on a quarterly basis and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts